UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32586

Dresser-Rand Group Inc.

(Exact name of registrant as specified in its charter)

West8 Tower, Suite 1000 10205 Westheimer Road Houston, Texas 77042 (713) 354-6100	112 Avenue Kleber Paris, France 75784 +33 156 26 71 71

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Rights to Purchaser Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:	1
Rights to Purchase Series A Junior Participating Preferred Stock:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Dresser-Rand Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2015	Dresser-Rand Group Inc.
By: /s/ Mark Mai
Name: Mark F. Mai
Title: Vice President, General Counsel and Secretary